FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

to the

ANNUAL REPORT

of

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2005

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Federico Humbert Arias

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

REPUBLIC OF PANAMA (THE “REGISTRANT”)

Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) and effective as of June 27, 2006 (Registration Statement No. 333-135234) (the “Registration Statement”) of the Registrant.

The sole purpose of this Amendment is to file with the Commission conformed copies of (i) the legal opinions included as Exhibits L and M hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procurador de la Administración) in connection with any issue of securities under the Registration Statement and (ii) the Terms Agreement dated July 25, 2006 among Panama, Barclays Capital Inc. and Deutsche Bank Securities Inc. included as Exhibit N hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of New York, New York, on the 1st day of August, 2006.

REPUBLIC OF PANAMA

By:	/s/ Carlos A. Vallarino
Name: Carlos A. Vallarino
Title: Minister of Economy and Finance of the Republic of Panama

EXHIBIT INDEX

Exhibit No.

A:	None

B:	None

*C:	Copy of the 2005 Annual Budget of the Republic

*D:	Current Description of the Republic

*E:	Recent developments of the Republic as of November 3, 2005

*F:	Opinion dated November 29, 2005 of Arnold & Porter LLP

*G:	Opinion dated November 29, 2005 of the Procurador de la Administración

*H:	Recent developments of the Republic as of January 18, 2006

*I:	Opinion dated January 30, 2006 of Arnold & Porter LLP

*J:	Opinion dated January 30, 2006 of the Procurador de la Administración

*K:	Recent developments of the Republic as of June 27, 2006

L:	Opinion dated August 1, 2006 of Arnold & Porter LLP

M:	Opinion dated August 1, 2006 of the Procurador de la Administración

N:	Terms Agreement dated July 25, 2006 among Panama, Barclays Capital Inc. and Deutsche Bank Securities Inc.

*	Previously filed.